EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

1405 du Parc-Technologique Boulevard

Québec City, Québec

Canada, G1P 4P5

2.	Date of Material Change

November 5, 2014.

3.	News Release

On November 6, 2014, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CNW newswire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On November 6, 2014, the Corporation announced that it had received a Complete Response Letter (“CRL”) from the U.S. Food and Drug Administration (“FDA”) for its New Drug Application (“NDA”) for Macrilen™ (macimorelin), a novel orally-active ghrelin agonist, for use in evaluating adult growth hormone deficiency (“AGHD”). Based on its review, the FDA determined that the NDA cannot be approved in its present form.

5.	Full Description of Material Change

On November 6, 2014, the Corporation announced that it had received a CRL from the FDA for its NDA for Macrilen™ (macimorelin), a novel orally-active ghrelin agonist, for use in evaluating AGHD. Based on its review, the FDA determined that the NDA cannot be approved in its present form.

The CRL mentions that the planned analysis of the Corporation’s pivotal trial did not meet its stated primary efficacy objective as agreed to in the Special Protocol Assessment agreement letter between the Company and the FDA. The CRL further mentioned issues related to the lack of complete and verifiable source data for determining whether patients were accurately diagnosed with AGHD. The FDA concluded that, “in light of the failed primary analysis and data deficiencies noted, the clinical trial does not by itself support the indication.” To address the deficiencies identified above, the CRL states that the Corporation will need to demonstrate the efficacy of macimorelin as a diagnostic test for growth hormone deficiency in a new, confirmatory clinical study. The CRL also outlined that a serious event of electrocardiogram QT interval prolongation occurred for which attribution to drug could not be excluded. Therefore a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary.

The news release attached as Schedule A hereto sets forth a complete description of the material change.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Phil Theodore, Senior Vice President and Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

9.	Date of Report

November 7, 2014

SCHEDULE A

NEWS RELEASE

(November 6, 2014)

FDA Issues Complete Response Letter for Aeterna Zentaris’ MacrilenTM NDA in Adult Growth Hormone Deficiency

Québec City, Canada, November 6, 2014 – Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (the “Company”) today announced that the Company has received a Complete Response Letter (“CRL”) from the U.S. Food and Drug Administration (“FDA”) for its New Drug Application (“NDA”) for MacrilenTM (macimorelin), a novel orally-active ghrelin agonist, for use in evaluating adult growth hormone deficiency (“AGHD”). Based on its review, the FDA has determined that the NDA cannot be approved in its present form.

The CRL mentions that the planned analysis of the Company’s pivotal trial did not meet its stated primary efficacy objective as agreed to in the Special Protocol Assessment agreement letter between the Company and the FDA. The CRL further mentioned issues related to the lack of complete and verifiable source data for determining whether patients were accurately diagnosed with AGHD. The FDA concluded that, “in light of the failed primary analysis and data deficiencies noted, the clinical trial does not by itself support the indication.” To address the deficiencies identified above, the CRL states that the Company will need to demonstrate the efficacy of macimorelin as a diagnostic test for growth hormone deficiency in a new, confirmatory clinical study.

The CRL also outlined that a serious event of electrocardiogram QT interval prolongation occurred for which attribution to drug could not be excluded. Therefore a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary.

David Dodd, Chairman and CEO at Aeterna Zentaris said, “Following the FDA’s decision, we are currently reviewing the outstanding issues stated in the CRL in order to evaluate our options and future plans for MacrilenTM.”

Conference call

Management will be hosting a conference call for the investment community beginning at 9:00 am (Eastern Time), on Friday, November 7, 2014, to discuss MacrilenTM’s NDA. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the “Newsroom” section. A replay will be available on the Company’s website for 30 days following the live event.

About Adult Growth Hormone Deficiency (AGHD)

AGHD affects approximately 75,000 adults across the U.S., Canada and Europe. Growth hormone not only plays an important role in growth from childhood to adulthood, but also helps promote a hormonally-balanced health status. AGHD mostly results from damage to the pituitary gland. It is usually characterized by a reduction in bone mineral density, lean body mass, exercise capacity, and overall quality of life.

About MacrilenTM (macimorelin)

Macimorelin, a ghrelin agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. Macimorelin, under the trade name MacrilenTM, has been granted orphan drug designation by the FDA for AGHD. Aeterna Zentaris owns the worldwide rights to this novel patented compound.

About Aeterna Zentaris

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology and endocrinology. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the specific outcome of our recently announced global resources optimization program and the financial impact on the Company resulting therefrom, and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact:

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com